Exhibit 23 (d)(13)b
Amendment to Sub-Advisory Agreement on behalf of Transamerica American Century Large Company Value VP

24

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
(FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)
AND AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
THIS AMENDMENT is made as of January 1, 2008 to the Sub-Advisory Agreement dated May 1, 2001, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and American Century Investment Management, Inc. on behalf of AEGON/Transamerica Series Trust (ATST) American Century Large Company Value. In consideration of the mutual covenants contained herein, the parties agree as follows:
3.	Compensation. Effective January 1, 2008, the sub-advisory fee rate for ATST American Century Large Company Value is as follows:
0.40% of the first $250 million of average daily net assets; 0.375% of average daily net assets over $250 million up to $500 million; 0.35% of average daily net assets over $500 million up to $750 million; and 0.30% of average daily net assets in excess of $750 million.*
*	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the same named fund managed by the sub-adviser for Transamerica IDEX Mutual Funds.
In all other respects, the Sub-Advisory Agreement dated May 1, 2001, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of January 1, 2008.

TRANSAMERICA ASSET MANAGEMENT, INC. (FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)

By:	/s/ T. Gregory Reymann, II

Name:	T. Gregory Reymann, II
Title:	Senior Vice President and Chief Compliance Officer

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By:	/s/ Charles A. Etherington

Name:	Charles A. Etherington
Title:	Senior Vice President

25